Hudson 2006 Annual Report



From great people to great performance℠

DAN PLUNKETT IS HUDSO


PAUL SIMMS (L) CONSULTANT ACCOUNTING
KRISTY VACHER CONSULTANT ACCOUNTING
TIM MORDEN (R) CONSULTANT FINANCE & BAN
ASIA PACIFIC / MELBOURNE
We're Hudson. Every one of



DAVID RHIND
GENERAL COUNSEL NORTH AMERICA
NORTH AMERICA / **CHICAGO**

ELTON KELLY (L) **CONSULTANT** ACCOUNTING & FINANCE
STEVE WATTON (R) **CONSULTANT** HUMAN RESOURCES
ASIA PACIFIC / **MELBOURNE**

BONNIE WANG
RESEARCHER INDUSTRIAL
ASIA PACIFIC / **SHANGHAI**



LUKE ARCHER (L) **DIRECTOR** IT BANKING & FINANCIAL SERVICES
SARAH GREENSMITH (R) **DIRECTOR** IT RECRUITMENT
EUROPE / **LONDON**

GINO QU
SYSTEM ENGINEER CORPORATE
ASIA PACIFIC / **SHANGHAI**

HARVEY [illegible] **SENIOR** [illegible] **TRAINING ADVISOR**
[illegible]
DARSHAN [illegible] **ASSOCIATE CONSULTANT**
LONDON

Dear shareholders, employees, clients, prospective client

T Hudson Highland Group.

After a difficult start, the company recovered in the second half of the year to deliver a 32 percent increase in EBITDA* over 2005. Consolidated results were adversely impacted by the performance of Hudson Americas. Hudson Asia Pacific and Hudson Europe achieved improved financial results and increased profitability. We believe we are better positioned entering 2007 to utilize further operating leverage to expand our profitability.

Our Strategy Since our inception, we have focused on building our specialized professional recruitment, staffing, project solutions and talent management businesses. We believe that this core mix has good growth potential for the next decade. While we remain focused on these segments, we will continue to operate non-core activities in markets where they strategically support the core business.

Successfully building our business means building a value proposition for clients and candidates that is unique and differentiated from our competition. Our talent management resources, particularly our broad suite of assessment tools, provide our clients with a value proposition in recruitment that strikes the center of their target: better organizational performance.

Increasingly today, the candidate is becoming king, and the Hudson value proposition is equally attractive to candidates as they are assured of an objective evaluation of their entire range of skills and competencies, both tangible and intangible. Today's biggest demand from client organizations is for "right fit" candidates, particularly in terms of intangible characteristics. As you will see in the accompanying report, we can deliver this value in most of the developed world and many emerging markets.

Successfully building our business also requires a continued narrowing of our focus. We believe this will bring increased productivity, more effective investments and greater ability to leverage our expense base. In 2006 and early 2007, we exited non-core components of our global portfolio, including Highland Partners (2005 revenue of $63 million), our Scottish industrial business (2005 revenue of $12 million) and our United Kingdom support business (2006 revenue of $10 million). None of these were bad businesses. In fact, several of them were very profitable, but we concluded that we cannot be successful by trying to achieve excellence in such a wide range of service offerings.

While we believe our core offerings possess strong growth potential in and of themselves, we continue to evaluate acquisition opportunities in key growth markets, seeking businesses in our key practice areas with operators who can augment and strengthen our existing management team. Along those lines, early in 2007 we signed a definitive agreement to acquire one of China's leading IT recruitment firms, Tony Keith Associates Ltd., solidifying Hudson's leadership position in that fast-growth region of the world.

Our Financial Results Revenue from continuing operations was $1.4 billion, an increase of less than one percent compared with 2005. Gross margin from continuing operations was $495 million, or 36.0 percent of revenue, an increase of 3.8 percent from $477 million, or 34.9 percent, for the prior year. Growing the gross margin faster than revenue is part of our strategy as we move out of lower-margin areas and replace with higher-margin business.

EBITDA is our primary measure of profitability and progress. EBITDA was $26.9 million, or 2.0 percent of revenue, an increase of 32.5 percent from $20.3 million, or 1.5 percent of revenue, for the prior year. EBITDA in 2006 included a $6.4 million restructuring charge incurred to accelerate the reduction of our expense base worldwide. The challenges in North America in 2006 inhibited our ability to increase the consolidated return on revenue at a faster rate.

Income from continuing operations was $1.5 million, or $0.06 per basic share and diluted share, compared with a loss of $4.5 million, or ($0.20) per basic and diluted share, for last year. Net income was $22.1 million, or $0.90 per basic share and $0.88 per diluted share, compared with net income of $0.2 million, or $0.01 per basic and diluted share, for 2005. Net income in 2006 included $20.6 million of

income from discontinued operations resulting from the sale of Highland Partners in October.

Cash flow from operations was $35.9 million compared with ($26.3) million in 2005. During 2006, we were cash flow positive every quarter.

Our Regional Results Hudson Europe improved EBITDA to 5.2 percent of revenue, up 59 percent from 3.2 percent in 2005, with strong performances by the United Kingdom, France, Balance (our Dutch contract project management business), Netherlands, Benelux, our Central & Eastern European operation and Spain. Hudson Asia Pacific reported EBITDA of 7.4 percent of revenue, up 9 percent from 6.8 percent, with significant improvement achieved in Australia and New Zealand, and continued high-growth, high-profit results from Asia.

Even though North America's overall performance was not strong, there were bright spots in Legal, Energy and Management Search. We made several management changes mid year, most importantly new leadership for the Financial Solutions and IT&T practices, and key functional support groups. The diligent work of the North America team resulted in a profitability rebound in the third and fourth quarters. This is a foundation that we expect to build upon in 2007.


Q2
Q3
Q4
0
$50
$100
$150
$200
$250
$300
$350

revenue *(in millions)*


Q1
Q2
Q3
Q4
0
$25
$50
$75
$100
$125
$150

gross margin *(in millions)*


Q1
Q2
Q3
Q4
0
$20
$40
$60
$80
$100

revenue per employee *(in thousands)*

and candidates: *We're focused.*

Our Future We are maintaining a razor-sharp focus on improving profitability, driving toward our long-term goal of 7-10 percent EBITDA margins. The third and fourth quarters of 2006 were the most profitable EBITDA quarters in company history. We exited the year with a more efficient cost structure, strong positive cash flow and no debt. Possibly most important, the Hudson brand and our leadership position are steadily growing in markets around the world. We still have much to do, but expect to build upon this momentum in 2007 and beyond. Our great people, many of whom are profiled in this report, will make the difference.


2006
2005
2004
2003
2006
2005
2004
-$25
-$20
-$15
-$10
-$5
$0
$5
$10
$15

operating income *(in millions)*


23%
NORTH AMERICA
33%
ASIA PACIFIC
44%
EUROPE

gross margin by region

Jon F. Chait
Chairman and
Chief Executive Officer

Mary Jane Raymond
Executive Vice President and
Chief Financial Officer

* EBITDA is earnings before interest, income taxes, other non-operating expense, depreciation and amortization. The reconciliation to operating income is included in Item 8 Financial Statements and Supplementary Data in the enclosed Form 10-K.


CONSULTANT INDUSTRIAL
CARRIER PROJECT
SHANGHAI CHINA
KNOWN FOR EFFICIENCY AND CREATIVITY
Sabrina.

We're everywhere. At Hudson, we've built a business with specialized capabilities and local presence in virtually every major region of the world. That means no matter what our clients need in the talent arena, and no matter where in the world that need exists, chances are we have highly qualified people on the ground to meet it.

SABRINA MA IS HUDSON. When Carrier, a part of United Technologies Corporation, increased its joint venture ownership in China in 2001, the company identified a major recruitment need as part of its five-year strategic plan. Carrier enlisted Hudson's China team to help. Key objectives included helping to build a strong core management team and a national sales force to expand Carrier's presence across all parts of the country. Sabrina was a key contributor on the Hudson team — she worked closely with the Managing Director and HR Director at Carrier to recruit more than 60 sales people in smaller cities and towns across China. From there, the team has continued to conduct targeted searches to support the Carrier strategy. Today, Carrier is achieving its goals and the Hudson/Carrier partnership is strong.

We have deep functional expertise across a wide range of industries. Hudson excels at deadline-intensive small-scale or high-volume recruitment and staffing projects. Our outsourcing solutions put Hudson professionals onsite to reduce costs and increase client HR productivity. Hudson talent management solutions deliver customized strategies for attraction and development of top performers. Hudson Diversity & Inclusion solutions provide consulting, training and recruiting to build workforce diversity.

We are particularly strong at industry-specific professional staffing and recruitment, with in-house expertise that gives us unique access to highly specialized technical talent pools. Hudson recruiters know their industries because many of them came from successful careers there. We have the global network to meet permanent, contract or project hiring needs in aerospace and defense; banking and financial services; consumer products; energy; legal; information technology; manufacturing; pharmaceuticals and biotechnology; telecommunications; and more.



We're all over the world. With more than 100 offices in over 20 countries, Hudson has the reach and presence to serve employers worldwide. Full-time Hudson professionals — most of whom are nationals, not expatriates — in Europe, Asia and North America. People who know the subtleties of the local business climate and culture, well connected to the region's highest-quality talent. Our presence is balanced across the Hudson global footprint — revenue contribution is roughly equal between the three regions.

IN MORE THAN 20 COUNTRIES WORLDWIDE:

ARGENTINA	IRELAND	ROMANIA
AUSTRALIA	ITALY	SINGAPORE
BELGIUM	JAPAN	SLOVAK REPUBLIC
CANADA	LUXEMBOURG	SPAIN
CHINA	NETHERLANDS	SWEDEN
CZECH REPUBLIC	NEW ZEALAND	UKRAINE
DENMARK	NORWAY	UNITED KINGDOM
FRANCE	POLAND	UNITED STATES
HUNGARY		

We're Hudson. We're passionate professionals who work together across functions and borders. We collaborate globally, combining our worldwide reach and local insights to bring maximum value to each talent assignment. Clients who are pleased with our work in one region regularly enlist our help to achieve their objectives in others. We think that speaks more to our effectiveness than anything else.

NICOLA HAWKINS IS HUDSON. After the 9/11 disaster grounded external hiring, British Airways scaled down its in-house recruitment team significantly. But by 2003, the airline needed to recruit people: 600 cabin crew and 300 customer service agents. Hudson established a pool of onsite associates, administrators and reference-checkers to support the assignment. Today Hudson manages an associate pool for the client, covering five different campaigns, scaling it up or down to meet needs that can vary on a daily basis. In filling positions such as cabin crew, customer service agents and pilots, Hudson associates are highly effective at identifying focused competencies such as customer interface, emotional resilience, judgment and others. Nicola's project management skills help make sure that British Airways has the associates it needs, when and where it needs them, every day.


PROJECT MANAGER ALENT MANAGEMENT
BRITISH AIRWAYS PROJECT
UNITED KINGDOM
DILIGENCE AND A SENSE OF HUMOR
Nicola.

We're relevant. It's a very big, highly competitive world, and it's in a state of constant change. That means new challenges — and opportunities — are emerging and evolving every day. Hudson's strengths align well with the direction the world is going.

DAVID HEST IS HUDSON. As a world-class pharmaceutical company, GlaxoSmithKline (GSK) is known for its strong product pipeline. But even more critical to its success is a strong pipeline of high-quality people. GSK needs both quality and quantity of candidates on an ongoing basis to fill a wide spectrum of positions in its Global Manufacturing and Supply operations, from production operators to analytical chemists, senior executives to operational excellence specialists. David works onsite with GSK's HR department, managing Hudson involvement in key hiring functions sourcing, screening, reference checks, job offers, Web site administration and delivering measurable results. In just 16 months: a database of 36,000 applicants; 1,285 phone screens and 1,244 interviews completed; 349 positions filled. Pleased with Hudson's work, GSK Canada recently expanded the relationship to include management of all aspects of the company's recruitment function.

Great talent is getting harder and harder to find. Everyone in business knows it: There is no single success factor more critical than attracting, developing and, most important, keeping talented people.

Easier said than done. In mature markets like Europe, Japan and the United States, the pool of qualified younger professionals is shrinking while experienced knowledge workers are retiring at an increasing pace. Talented individuals have more options than ever — including becoming independent contractors and consultants — and they're exploring them. It's just as challenging in emerging markets, where competition is increasingly intense to attract qualified talent.

Globalization is affecting more middle-market businesses. The globalization of business is accelerating. Asian and European competitors are continuing to make inroads into North America; North American companies are continuing to establish operations overseas.


DIRECTOR OF CLIENT SERVICE DELIVERY TALENT SOLUTIONS
GLAXOSMITHKLINE PROJECT
TORONTO **CANADA**

David.


PROJECT COORDINATOR DIVERSITY & INCLUSION
ING PROJECT
CHICAGO IL **UNITED STATES**
KNOWN FOR **PROBLEM SOLVING AND CANDOR**
Allison.

The global economy is no longer the sole province of huge multinational corporations. For more middle-market companies than ever, pressure from foreign competition is turning global expansion into an imperative. Companies without a global strategy are seeing the need for one. For many, it's no longer a question of growth or profitability. It's rapidly becoming a question of survival.

Market and compliance environments are more unpredictable than ever, worldwide. The pace of change in the marketplace has never been more rapid. Volatile interest rates can cause whole industries to decline. Customer demand can surge at a moment's notice. The ability to quickly staff up — or down — to meet fluctuating conditions is a competitive advantage.

The marketplace isn't the only dynamic environment in business. New regulatory compliance requirements can be instant game changers. The Sarbanes-Oxley Act is only the latest example. What's next?

We're Hudson. Accelerating globalization. A shrinking talent pool. An unpredictable marketplace and regulatory environment. We have the recruiting and talent development capabilities, global network, deep functional expertise and industry insights to make us an ideal partner to help navigate a world of complexity and change.

ALLISON MILLINER IS HUDSON. As one of the world's leading financial services companies, ING places a high priority on workforce diversity. Hudson's diversity and inclusion specialists are innovating to help ING achieve its goals in the United States. Hudson's solution: a series of Private Networking Receptions (PNRs) that build awareness of ING in the right circles and connect the company to high-caliber candidates. Held in carefully selected locations and venues, these events offer an intimate setting for talented individuals to network with industry leaders and peers. Allison is a key member of a Hudson team that manages every aspect of each event — invitee list development, communications, ING speaker support and candidate follow-up.

GENERAL MANAGER MANAGED SERVICES (VICTORIA)
2006 MELBOURNE COMMONWEALTH GAMES PROJECT
MELBOURNE **AUSTRALIA**
KNOWN FOR **INTEGRITY AND GRACE UNDER PRESSURE**


Deanne.

We're achievers. We represent much more than a top-flight resource for finding and hiring high-quality talent worldwide. Our focus is on achieving real, measurable, long-term results for our clients — by helping them unleash human potential to drive business performance.

DEANNE BARBARY IS HUDSON. Staffing the 2006 Melbourne Commonwealth Games was a study in challenge and complexity. A large and varied number of highly specialized positions. Immovable deadlines. Tightly defined budget. A high degree of public scrutiny. In short, no margin for error. Hudson was up to the challenge — Deanne led an onsite team that implemented a tailored, disciplined project management methodology, ensuring the highest quality talent, managing timeframes, mitigating risk and enabling the Games' HR team to monitor progress in real time. The Hudson team recruited more than 1,000 roles between October 2003 and March 2006, from marketing people to procurement professionals, from competition manager to group manager for ceremonies — on schedule, within budget, without a hitch.

At Hudson, "solution" is not an empty word. Everyone says they deliver solutions. What does that mean, exactly? We deliver great people, but that's not what we mean by solutions. To us, a true solution addresses a bigger picture — and seeks to provide a bigger result — than simply fill a position for the client.

We deliver people. Then we help clients make sure they deliver results. We have built our entire practice on the principle that great human performance is always behind great business performance. Our first priority is to understand the totality of a client's business — its markets, its strategies, its culture — in order to focus our work on measurably impacting business results.

We do more than help clients find talent. We help them maximize its strategic value. That includes assessment and selection — tools and processes for building a deep, strategically relevant knowledge of the existing workforce. Our performance management services aim at helping clients define, cultivate and reward attributes and behaviors critical to a successful business strategy. Hudson leadership development solutions link specific skills with business goals and help develop them.


SELECT
ATTRACT
ENGAGE
DEVELOP

The Hudson Performance Continuum starts with putting the best talent in the right job, and it continues with a focus on developing top performers. Simply put, we help each client build a high-performance workforce and achieve success through people.

Hudson diversity and inclusion experts offer a proven methodology for building a diverse talent pipeline. Certified diversity consultants help client management teams define and prioritize key diversity objectives and initiatives in a comprehensive, achievable implementation plan, and then execute it.

We're Hudson. We practice what we preach. We strive to do within our company exactly what we do for our clients and candidates. By creating an environment where achievers are developed and rewarded, we attract achievers. By knowing our own talent pool, we provide a workplace where the most talented can advance. We're dedicated to bringing our brand promise to life, both for our company and our clients: *From great people to great performance.*℠

CAROLINE VANOVERMEIRE IS HUDSON. Rexam is a global leader in consumer packaging and the number-one beverage can maker in the world. In 2005, the company looked to Hudson to help develop a talent pipeline to grow and retain its highest-potential people. Caroline led the Hudson team in the design and implementation of an assessment center process. At the heart of the process, the team, together with Rexam, identified strategically aligned competencies for the key leadership groups, and designed two-day assessment centers based on Hudson's well-researched and validated simulation exercises. Our team of assessors evaluated candidates from across Europe, Asia and the Americas. In addition to providing in-depth feedback sessions and written reports following the centers, the team gave candidates immediate feedback during the two days from which Rexam developed and implemented Personal Development Plans. Rexam continues to partner with Hudson to maintain a best-in-class talent management strategy.



ASSOCIATE DIRECTOR TALENT MANAGEMENT
REXAM PROJECT
LONDON **UNITED KINGDOM**
KNOWN FOR **DEDICATION AND PASSION**

Caroline.

We're committed to our communities. Through employee volunteerism, corporate giving and responsible business practices, Hudson is committed to making a difference in the world. As a leader in global talent solutions, we apply our talent where it can have the greatest impact: in education and career enrichment.

We volunteer our time and passion. Whether it's our U.K. employees supporting the Prince's Trust, an organization that helps people in need, or our U.S. people participating in community programs they're passionate about, we seek to make a difference through personal involvement. Hudson supports volunteerism through its Helping Hands program, which provides employees a day's paid leave each year to donate their time to the community.

As a member of BISI (Businesses Initiating Social Impact), a consortium of leading Australian companies, Hudson shares the organization's vision: to build the future by focusing on children and young people. Hudson staff participate in BISI projects to help working families raise happy, healthy children, as well as other programs aimed at helping young people prepare for the transition from school to the working world.

We invest through corporate giving. Each year, we sponsor important initiatives and programs within our focus areas, programs like the Global Summit of Women, which brings together women business owners, executives and government officials from around the world to advance the dialog around women's economic and entrepreneurial progress. We also allow for in-kind giving in response to natural disasters and other instances of extreme need.

We run our business responsibly. Our hiring reflects the diversity of our communities. We conduct ourselves according to a strict Code of Conduct to ensure the same high standards of ethical behavior everywhere we do business. Five core Hudson values express the inextricable link between our business and community interests: integrity, respect, collaboration, empowerment and responsibility.


東京

Chairman's Award Winners In recognition of those employees who epitomize everything that is great about this company — we salute you. *You're Hudson.*

HUDSON ASIA PACIFIC

PETER BOWEN
Consumer Sector
Melbourne, Australia

ANDREW CLARK
Onsite Account Management
Melbourne, Australia

DEAN DAVIDSON
General Manager
Brisbane, Australia

JOSEPHINE GARNISS
IT & Telecommunications
Melbourne, Australia

HEATHER HAINES
Government
Wellington, New Zealand

PAT HART
Government, Education & Health
Sydney, Australia

DEB HAWCROFT
Office Manager
Newcastle, Australia

KEN HEATHER
Trade & Industrial
Adelaide, Australia

NATALIE HETEBRY
IT & Telecommunications
Singapore

VICKI NIELSEN
Career Management
Adelaide, Australia

KENDALL RYAN
Commercial Pricing & Analysis
Sydney, Australia

DERMOT SHEEHAN
Commercial Pricing & Analysis
Sydney, Australia

DAWN TAN
Human Resources
Singapore

MARK TRAEGER
Career Management
Adelaide, Australia

KEVIN TRAINOR
Banking & Financial Services
Tokyo, Japan

ANTHONY WOODWARD
Managed Services
Melbourne, Australia

MARGARET YAO
Finance & Banking
Shanghai, China

AMY YATES
General Manager
Sydney, Australia

GEK CHENG YEO
IT & Telecommunications
Singapore

BARBARA YEUNG
Sales & Marketing
Hong Kong, China

HUDSON EUROPE

SANDRA BEATTIE
IT, HR, Project Delivery
& Business Support
Glasgow, Scotland

FRED BOS
Work and Mobility
Nijmegen, Netherlands

ILSE CLAES
Senior Consultant R&S
Hasselt, Belgium

MARTINA COOPER
Human Resources
Glasgow, Scotland

RONEL DU PLESSIS
Interactive Marketing, Europe
London, UK

ESTHER LOZANO
Consultant FMCG
Barcelona, Spain

MILO O'CONNOR
Legal
London, UK

EWA RZADKOWSKA
Senior Consultant R&S
Torun, Poland

MICHAEL SCHOEVAART
Knowledge Manager, Balance
Amsterdam, Netherlands

SIMON STANDLEY
Human Resources
Milton Keynes, UK

PETE STONE
Marketing and Quality Director
Paris, France

ALEX YURCHENKO
Country Manager
Kiev, Ukraine

HUDSON N. AMERICA

MARGARET BENGTSON
Management Search
Dallas, US

LISA BIONDI
Information Technology
Pittsburgh, US

JOHN BRENNER
Energy & Scientific
Hershey, US

CHRIS BREVIK
Financial Solutions
Denver, US

DON HAGGARD
Information Technology
Tampa, US

STEVEN LEVINE
Legal
New York, US

STEPHANIE MANGAN
IT & Telecommunications
Oakbrook, US

DENISE RUSSOMANNO
Finance
Pittsburgh, US

GARY VALENTINE
Engineering, Aerospace & Defense
Dallas, US

BARBARA VILLAGE
Human Resources
Pittsburgh, US

CORPORATE

ARAH LONGFORD
Corporate Human Resources
New York, US

RACHAEL STEDL
Corporate Finance
Milwaukee, US

BOARD OF DIRECTORS

Jon F. Chait
Chairman and Chief Executive Officer,
Hudson Highland Group, Inc. (a)

Robert B. Dubner
Retired Management Consulting Partner,
PricewaterhouseCoopers LLP (a)(b)

John J. Haley
President and Chief Executive Officer,
Watson Wyatt & Company (b)(c)(d)

Jennifer Laing
Associate Dean, External Relations,
London Business School (c)(d)

David G. Offensend
Senior Vice President,
Chief Financial and Administrative Officer,
The New York Public Library (a)(b)(c)(d)

Richard Stolz
Retired Global Relationship Partner,
PricewaterhouseCoopers LLP (b)

(a) 2007 Executive Committee
(b) 2007 Audit Committee
(c) 2007 Compensation Committee
(d) 2007 Nominating and Governance Committee

OFFICERS & EXECUTIVE MANAGEMENT

OFFICERS

Jon F. Chait
Chairman and Chief Executive Officer

Mary Jane Raymond
Executive Vice President
and Chief Financial Officer

Margaretta R. Noonan
Executive Vice President
and Chief Administrative Officer

Donald E. Bielinski
Senior Vice President and
Chairman, Hudson Asia Pacific

Richard S. Gray
Senior Vice President,
Marketing and Communications

Neil J. Funk
Vice President, Internal Audit

Elaine A. Kloss
Vice President, Finance and Treasurer

Ralph L. O'Hara
Vice President and Global Controller

Latham Williams
Senior Vice President, Legal Affairs and
Administration, Corporate Secretary

BUSINESS DIVISIONS

Asia Pacific
Donald E. Bielinski Chairman

Asia
Stefanie Cross-Wilson
Interim Chief Executive Officer

Australia/New Zealand
Helen Nugent Executive Chairman

Gary Lazzarotto Managing Director

Europe
Christine Raynaud President
and Chief Executive Officer

North America
Jon F. Chait Interim President

MANAGEMENT

ASIA

Albert Kwong Chief Financial Officer

Sally Woo Human Resources Director

China **Angie Eagan** General Mgr

Hong Kong **Gina McLellan** Country Mgr

Japan **John Tucker** General Mgr

Singapore **Mark Sparrow** Country Mgr

AUSTRALIA/NEW ZEALAND

Elaine Kloss Interim Chief Financial Officer

Matthew Warburton General Counsel and
Company Secretary

Tracy Noon Executive General Mgr,
Human Resources

Australia
Karen Colfer Executive General Mgr,
Service and Support Recruitment, Australia

Cyrus D'Cruz Executive General Mgr,
IT&T, Australia

Kimberley Hubble Executive General Mgr,
Sales, Talent Management and Managed Services

Geoff Qurban Executive Coach

New Zealand
Marc Burrage Executive General Mgr

Peter Harbidge Executive General Mgr

EUROPE

Laurent Chen Chief Operating Officer and
Chief Information Officer

Andrew Nicholson Chief Financial Officer

Louise Marshall General Counsel

Marc Timmerman Executive Director,
Talent Management

Etienne Van Keer Executive Director,
Research and Development

Benelux
Ivan de Witte Managing Director,
Permanent Recruitment and Talent Management
(Belgium/Netherlands/Luxemburg)

Arjen Van Zuydam Managing Director,
Professional Staffing and Project Management
(Balance–Netherlands)

Max Schep Managing Director,
Work & Mobility *(Netherlands)*

Central Eastern Europe
Frans Hoekman Managing Director

Czech Republic **Frans Hoekman**
Country Mgr

Hungary **Gábor Székely** Country Mgr

Poland **Iwona Cekal** Country Mgr

Slovakia **Ron Bastyr** Country Mgr

Ukraine **Alex Yurchenko** Country Mgr

Romania (Franchise) **Steve Moroz**
Country Mgr

The Nordics **Ann-Sofie Hoffman**
Managing Director

Norway/Denmark (Franchises) **Ola Lenes**
Country Mgr

Sweden **Ann-Sofie Hoffman** Country Mgr

Southern Europe **Laurent Derivery**
Managing Director

France **Laurent Derivery** Country Mgr

Italy **Leonardo Zaccheo** Country Mgr

Spain **Montserrat Luquero-Herrero** Country Mgr

United Kingdom/Ireland
Andy Rogerson Chief Executive Officer

England
Guy Hayward Managing Director, Accounting
& Finance and Financial Services

Richard Baker Managing Director, Sales &
Marketing and Supply Chain & Procurement

Mark Carriban Managing Director, Legal and
Human Resources

Phil Clarke Managing Director,
IT & Telecommunications

Ireland **Peter Cosgrove** Country Mgr

Scotland **Karen Scott** General Mgr

NORTH AMERICA

Patrick Lyons Chief Financial Officer

Michael Whitmer Chief Information Officer

Peggy Buchenroth Senior Vice President,
Human Resources

David Rhind General Counsel

Jennifer Bernhart Vice President, Marketing

Michael Kelly Vice President, Real Estate

Stefanie Cross-Wilson Co-President,
Permanent Solutions Group

Robert Morgan Co-President,
Permanent Solutions Group

Wayne Beaubian Executive Vice President,
Financial Solutions

Tim Bosse Executive Vice President,
IT & Telecommunications

Jim Botrie Executive Vice President,
Management Search and Talent Solutions

Troy Gregory Executive Vice President,
Legal Resources

Greg Lignelli Executive Vice President,
Energy, Scientific and Managed Staffing

Michael Sievert Executive Vice President,
Engineering, Aerospace & Defense

CORPORATE INFORMATION

Annual Meeting

The annual meeting of Hudson Highland Group, Inc. will be held on Tuesday, May 1, 2007, at 8:00 a.m., local time, at the Hudson Highland Group, Inc. corporate headquarters, 560 Lexington Avenue (Lexington Avenue and 50th Street), 5th Floor, New York, NY 10022.

Shareholder Information

Form 10-K for the year ended December 31, 2006 (without exhibits), as filed with the Securities and Exchange Commission, accompanies this Hudson Highland Group report and, together with this report, constitutes Hudson Highland Group's 2006 Annual Report to Shareholders.

Investor Information / Quarterly Reports

For quarterly earnings reports, press releases and other investor information, please visit our Web site at www.hhgroup.com or e-mail your inquiries to investor.relations@hhgroup.com.

Common Stock

Hudson Highland Group, Inc. common stock is listed on the Nasdaq National Market under HHGP.

Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Dept.
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
www.stockbny.com

Independent Auditors

BDO Seidman, LLP
330 Madison Avenue
New York, NY 10017

Legal Counsel

Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Corporate Headquarters

Hudson Highland Group, Inc.
560 Lexington Avenue, 5th Floor
New York, NY 10022
212-351-7300
www.hhgroup.com

Forward-Looking Statements

This report contains statements that the company believes to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this report, including those under the caption "Guidance" and other statements regarding the company's future financial condition, results of operations, business operations and business prospects, are forward-looking statements. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "predict," "believe" and similar words, expressions and variations of these words and expressions are intended to identify forward-looking statements. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to, the impact of global economic fluctuations on temporary contracting operations; the cyclical nature of the company's mid-market professional staffing businesses; the company's ability to manage its growth; risks associated with expansion; risks and financial impact associated with disposition of non-strategic assets; the company's reliance on information systems and technology; competition; fluctuations in operating results; risks relating to foreign operations, including foreign currency fluctuations; dependence on highly skilled professionals and key management personnel; risks maintaining professional reputation and brand name; restrictions imposed by blocking arrangements; exposure to employment-related claims, and limits on insurance coverage related thereto; government regulations; restrictions on the company's operating flexibility due to the terms of its credit facility; risks associated with the remediation work being performed on the company's PeopleSoft system; and the company's ability to maintain effective internal control over financial reporting. Additional information concerning these and other factors is contained in the company's filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this report. The company assumes no obligation, and expressly disclaims any obligation, to review or confirm analysts' expectations or estimates or to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Design/Concept Pressley Jacobs a design partnership/Chicago
Writing Dovetail Communications/Chicago
Photography Sandro/Chicago cover 11 12 Chris Moyse/London backcover 3 9, 17
Mick Ryan/Shanghai 2 3 6 Ingvar Kenne/Sydney 1 2 14
Printing Active Graphics/Chicago


END

Hudson
Asia Pacific | Europe | North America
www.hudson.com

Hudson | *From great people to great performance*™

NA.20000.03/07